UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Antero Midstream Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03676B 102
(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

with a copy to:

Douglas E. McWilliams

Scott D. Rubinsky

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03676B 102

SCHEDULE 13D

1	Name of Reporting Person Antero Resources Corporation
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,042,344
	8	Shared Voting Power 139,042,345(1)
	9	Sole Dispositive Power 32,042,344
	10	Shared Dispositive Power 139,042,345(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,042,345(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.18%(2)
14	Type of Reporting Person CO

(1)         Calculated in the manner set forth in Item 5.

(2)         Based on 476,494,217 shares of the Issuer’s common stock outstanding as of May 1, 2020.

2

Explanatory Note: On May 5, 2020, an investment vehicle controlled by Paul M. Rady sold 18,000,000 shares of common stock of Antero Midstream Corporation (the “Issuer”) and Glen C. Warren, Jr. sold 10,000,000 shares of the Issuer’s common stock. Because Antero Resources Corporation (the “Reporting Person”) is the sole member of Antero Subsidiary Holdings LLC (“AR Sub”), a wholly owned subsidiary of the Reporting Person, it may have been deemed to beneficially own the shares of the Issuer’s common stock beneficially owned by AR Sub, which previously may have been deemed to include the shares of the Issuer’s common stock beneficially owned by Messrs. Rady and Warren because Messrs. Rady and Warren and AR Sub were party to that certain Stockholders’ Agreement, dated as of March 12, 2019. Neither Antero Resources Corporation nor AR Sub sold any shares of common stock of the Issuer, and the Reporting Person is only filing this Amendment No. 5, which amends and supplements the Statement on Schedule 13D filed on March 14, 2019 (as amended by Amendment No. 1 filed on May 24, 2019, as further amended by Amendment No. 2 filed on September 5, 2019, as further amended by Amendment No. 3 filed on November 12, 2019 and as further amended by Amendment No. 4 filed on December 16, 2019, the “Original Schedule 13D”) because AR Sub may have been deemed to be part of a Section 13(d) group with Messrs. Rady and Warren. The Original Schedule 13D is hereby amended and supplemented by the Reporting Person, as set forth below (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings set forth in the Original Schedule 13D. Each ownership percentage set forth herein is based on 476,494,217 shares of the Issuer’s common stock outstanding as of May 1, 2020.

Item 2.   Identity and Background

This Item 2(c) shall be deemed to amend and restate Item 2(c) to the Original Schedule 13D in its entirety:

(c)    The principal business of the Reporting Person is the exploration, development and production of natural gas, natural gas liquids and oil properties located in the Appalachian Basin. The name, business address, present principal occupation and citizenship of each director and executive officer of Antero are set forth on Schedule A to this Schedule 13D (the “Scheduled Persons”), which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Antero.

Item 5.   Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) - (b) The Reporting Person is the record owner of 32,042,344 shares of the Issuer’s common stock, representing 6.72% of the outstanding shares of the Issuer’s common stock. Antero Subsidiary Holdings LLC (“AR Sub”), a Delaware limited liability company and wholly owned subsidiary of the Reporting Person, is the record owner of 107,000,001 shares of the Issuer’s common stock, representing 22.46% of the outstanding shares of the Issuer’s common stock. As a result of the sale by an investment vehicle controlled by Mr. Rady of 18,000,000 shares of the Issuer’s common stock and by Glen C. Warren, Jr. of 10,000,000 shares of the Issuer’s common stock on May 5, 2020, each of Messrs. Rady and Warren is no longer subject to the terms of the Stockholders’ Agreement and, therefore, is not deemed to be a member of any Section 13(d) group resulting from the Stockholders’ Agreement, which would have included AR Sub. Because the Reporting Person is the sole member of AR Sub, it may be deemed to beneficially own the shares of the Issuer’s common stock beneficially owned by AR Sub based on its relationship with AR Sub. The Reporting Person disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

(c)       Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the shares of the Issuer’s common stock since the filing of the Original Schedule 13D.

(d)       Not applicable.

(e)       Not applicable.

3

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 5, 2020

ANTERO RESOURCES CORPORATION

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer and Regional Senior Vice President

[ANTERO RESOURCES CORPORATION – Schedule 13D]

SCHEDULE A

Directors and Executive Officers of Antero Resources Corporation

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
W. Howard Keenan, Jr., Director	Member Yorktown Partners LLC 410 Park Avenue, 19th Floor New York, New York 10022	United States
Robert J. Clark, Director	Chairman and Chief Executive Officer 3 Bear Energy, LLC 1512 Larimer Street, Suite 540 Denver, Colorado 80202	United States
Paul J. Korus, Director	Retired c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Benjamin A. Hardesty, Director	Owner Alta Energy LLC c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Jacqueline C. Mutschler, Director	Independent Executive Consultant c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Vicky Sutil, Director	Independent Director c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Thomas B. Tyree, Jr. Director	Executive Chairman Extraction Oil & Gas, Inc.; Chairman Northwoods Energy LLC c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Paul M. Rady, Chairman and Chief Executive Officer	1615 Wynkoop Street Denver, Colorado 80202	United States
Glen C. Warren, Jr., Director, President, Chief Financial Officer and Secretary	1615 Wynkoop Street Denver, Colorado 80202	United States
Michael N. Kennedy, Senior Vice President—Finance	1615 Wynkoop Street Denver, Colorado 80202	United States
Alvyn A. Schopp, Chief Administration Officer and Regional Senior Vice President	1615 Wynkoop Street Denver, Colorado 80202	United States

Schedule A

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
W. Patrick Ash, Senior Vice President—Reserves, Planning and Midstream	1615 Wynkoop Street Denver, Colorado 80202	United States

Schedule A